UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 27, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(I) POLL RESULTS OF 2016 FIRST EXTRAORDINARY

GENERAL MEETING HELD ON 27 OCTOBER 2016

AND

(II) 2016 INTERIM PROFITS AND CLOSURE OF

REGISTER OF MEMBERS

The Board announces the poll results of the 2016 first EGM held in Shanghai, the PRC on Thursday, 27 October 2016.

Reference is made to (i) the notice dated 9 September 2016 (the “Notice”) regarding the 2016 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 27 October 2016; (ii) the announcement of the Company dated 30 August 2016 (the “Announcement”); and (iii) the circular of the Company dated 21 September 2016 (the “Circular”). The Announcement and the Circular were in relation to, inter alia, a conditional financial services agreement entered into between the Company and its connected persons in relation to the provision of deposit services and the provision of loan and financing services to the Group as well as a conditional catering services agreement in relation to the provision of catering services to the Group. Unless otherwise indicated, terms used in this announcement shall have the same meanings as defined in the Notice, the Announcement and the Circular.

I	POLL RESULTS OF THE EGM

The EGM was held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館), No. 368 Yingbin One Road, Shanghai, the PRC on Thursday, 27 October 2016. Shareholders representing 10,368,244,716 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association.

There were no Shares entitling the shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules. CEA Holding and its associates, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolutions Nos. 2 and 3. As such: (i) the shareholders representing 14,467,585,682 Shares (i.e. the Company’s entire issued share capital) were entitled to attend and vote on Resolution No. 1, and the shareholders representing 10,368,244,716 Shares out of such 14,467,585,682 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 1; (ii) the shareholders representing 6,311,105,682 Shares were entitled to attend and vote on Resolution No. 2, and the shareholders representing 2,211,744,316 Shares out of such 6,311,105,682 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 2; and (iii) the shareholders representing 6,311,105,682 Shares were entitled to attend and vote on Resolution No. 3, and the shareholders representing 2,211,761,816 Shares out of such 6,311,105,682 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 3.

Each resolution proposed for approval at the EGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
ORDINARY RESOLUTIONS		For	Against	Abstain
1.	Ordinary Resolution: “THAT, to consider and approve the 2016 interim profit distribution proposal of the Company.”	10,367,386,166 (99.9917%)	858,550 (0.0083%)	0 (0.0000%)
2.	Ordinary Resolution: “THAT, to consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2016 (the “Financial Services Renewal Agreement ”) entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.); and (iii) 東航金控有限責任公司 (CES Finance Holding Co., Ltd.) and all transactions contemplated thereunder and the relevant associated maximum aggregate annual caps in relation to the provision of deposit services and the provision of loan and financing services to the Group for the three financial years ending 31 December 2017, 2018 and 2019, details of which are set out in the Announcement under the paragraphs headed “Financial Services Renewal Agreement”; and to authorise any director of the Company or his/her authorised person(s) to sign and execute all such documents and/or do all such things and acts as he/ she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.”	2,135,591,743 (96.5569%)	76,152,573 (3.4431%)	0 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
ORDINARY RESOLUTIONS		For	Against	Abstain
3.	Ordinary Resolution: “THAT, to consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2016 (the “Catering Services Renewal Agreement ”) regarding the provision of catering services to the Group entered into between the Company and 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual caps for the three financial years ending 31 December 2017, 2018 and 2019, details of which are set out in the Announcement under the paragraphs headed “Catering Services Renewal Agreement”; and to authorise any director of the Company or his/her authorised person(s) to sign and execute all such documents and/or do all such things and acts as he/ she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.”	2,210,792,266 (99.9562%)	969,550 (0.0438%)	0 (0.0000%)

*	The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed by half or more of votes.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

II	2016 INTERIM PROFITS AND CLOSURE OF REGISTER OF MEMBERS

2016 Interim Profits

Following the approval by the shareholders of the Company at the EGM, the Board is pleased to announce that the Company will distribute an interim dividend of RMB0.51 per ten Shares (inclusive of tax) in cash (the “Interim Cash Dividend”) for the six months ended 30 June 2016. Based on the total share capital of 14,467,585,682 Shares of the Company, the total amount of cash dividend would be approximately RMB738 million (inclusive of tax). Details of the distribution of 2016 interim profits by the Company to holders of H Shares of the Company are set out below:

The Company will pay the Interim Cash Dividend of RMB0.51 per 10 Shares (equivalent to HK$0.585 per 10 Shares) (inclusive of tax) for the six months ended 30 June 2016. The Interim Cash Dividend will be paid to shareholders whose names appear on the register of members of the Company after the close of trading hours of the Hong Kong Stock Exchange on Monday, 7 November 2016 (the “Record Date”).

The Interim Cash Dividend payable to the Company’s shareholders shall be denominated and declared in Renminbi. The Interim Cash Dividend payable to the holders of A Shares of the Company shall be paid in Renminbi while the Interim Cash Dividend payable to the holders of H Shares of the Company shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the average benchmark exchange rate of Renminbi against Hong Kong dollars announced by the People’s Bank of China for the calendar week prior to the declaration of the Interim Cash Dividend at the EGM (RMB0.87142 is equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Interim Cash Dividend declared for payment to holders of H Shares. The Receiving Agent will pay the Interim Cash Dividend on Wednesday, 7 December 2016. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

All holders of A Shares registered on China Securities Depository and Clearing Corporation Limited after the close of trading hours of the Shanghai Stock Exchange as at Tuesday, 6 December 2016 will be entitled to receive the Interim Cash Dividend. The Interim Cash Dividend is expected to be paid to the holders of A Shares on or around Wednesday, 7 December 2016.

CLOSURE OF REGISTER OF MEMBERS

In order to determine the holders of H Shares who are entitled to receive the Interim Cash ividend, the register of holders of H Shares of the Company will be closed from Wednesday, 2 November 2016 to Monday, 7 November 2016 (both days inclusive). In order to be entitled to receive the Interim Cash Dividend (if approved), holders of H Shares of the Company whose transfers have not been registered must lodge the transfer forms and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Tuesday, 1 November 2016.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” (《 中華人民共和國企業所得稅法》) and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (《中華人民共和國企業所得稅法實施 例》), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) (《關於中國居民企業向境外 H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》( 國稅函 [2008]897 號 )) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes Shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax treaties (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit a legal opinion that verifies its resident enterprise status issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm) to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 1 November 2016. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the People’s Republic of China.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui [1993] No. 045 (Guo Shui Han [2011] No. 348) (《國家稅務總局關於國稅 [1993] 045 號文件廢止後有關個人所得稅徵管問題的通知》( 國稅函 [2011]348 號 )), issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui [1994] No. 020) (《 關於個人所得稅若干政策問題的通知 》( 財稅 [1994]020 號 )) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the Interim Cash Dividend to overseas individual shareholders whose names appear on the register of members of H Shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holder of A Shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H Shares for Southbound Trading” (《港股通 H 股股票現金紅利派發 協議》) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in Renminbi. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》) (Cai Shui [2014] No. 81), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The Interim Cash Dividend is expected to be paid to the investors of Southbound Trading on or around 12 December 2016. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

All investors are reminded to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
27 October 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).